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                                                                  Rule 424(b)(3)
                                                      Registration No. 333-14258


            ADDENDUM TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 5, 2002

                                                            Dated: March 1, 2003

                                 STATE OF ISRAEL
                                 $1,250,000,000
                              THIRD JUBILEE ISSUE
                           DOLLAR BONDS (FIXED RATE)

Effective as of February 18, 2003, the aggregate principal amount of the Third
Jubilee Issue Dollar Bonds (Fixed Rate) offered under this prospectus has been increased to $1,250,000,000.

The interest rate of each State of Israel Third Jubilee Issue Dollar Bond to be sold during the SALES PERIOD commencing on MARCH 1, 2003 and terminating on
MARCH 31, 2003 is:
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

   SERIES A (FIVE YEARS): 3.95%               SERIES B (TEN YEARS): 5.35%


To ensure purchase of a Bond at such interest rate, the purchase price and all supporting documentation MUST BE RECEIVED BY Development Corporation for Israel by MARCH 25, 2003.

We will receive $1,175,000,000 of the proceeds from the sale of the bonds, after paying the underwriters' commission which will not exceed $75,000,000 and before expenses estimated at $266,000.

This prospectus is also available in electronic format on the Internet web site maintained by the Development Corporation for Israel (DCI) at www.israelbonds.com. Effective as of September 1, 2002, Customer Information Forms and Investment Forms are also available to print from the DCI web site. Customer Information Forms and Investment Forms must be printed, completed and returned to DCI, and may not be submitted electronically. Other than this prospectus in electronic format, any information on the web site relating to this offering is not part of this prospectus and has not been approved or endorsed by Israel or DCI and should not be relied upon by investors.